Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December, 2009
(Commission File No. 000-24876)

TELUS CORPORATION
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

 This Form 6-K consists of the following press release :

News Release

December 1, 2009

TELUS prices debt offering of C$1 billion 5.05% 10-year Notes

US$ 8% Notes due June 1, 2011 to be partially redeemed

Vancouver, B.C. – TELUS Corporation (TSX: T, T.A; NYSE: TU) announced today the pricing of its offering of C$1 billion senior unsecured notes and the redemption on December 31, 2009 of US$583.5 million principal amount of its US$ 8% notes due June 1, 2011 (CUSIP No. 87971MAC7).

The 5.05% 10-year notes, Series CG (“the Notes”) were priced at $99.419 per $100 principal amount for an effective yield of 5.125% per annum and will mature on December 4, 2019. The Notes are offered through a syndicate of agents led by Scotia Capital and CIBC World Markets. Closing of the offering is expected to occur on or about December 4, 2009.

The net proceeds of the sale of the Notes offered will be used to fund the partial redemption on December 31, 2009 of US$583.5 million principal amount of TELUS Corporation's outstanding US$1.945 billion 8% notes due June 1, 2011, for payments required to terminate cross-currency interest rate swaps associated with the notes to be redeemed and any excess for general corporate purposes, including increasing working capital (and, pending any such use, investing in bank deposits and short-term marketable securities). The estimated redemption price for the notes to be redeemed (net of the US$20 million principal amount of such notes owned indirectly by TELUS), excluding accrued interest, is approximately US$638 million and the estimated payment required to terminate the associated swaps is approximately C$309 million.

TELUS will be filing a prospectus supplement to its short form base shelf prospectus dated September 3, 2009 with securities regulatory authorities in Canada and the U.S.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or U.S. securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes to be filed with securities regulatory authorities may be obtained from Scotia Capital Inc. Debt Capital Markets, 40 King Street West, 68th Floor, Toronto, Ontario, M5W 2X6 c/o John Tkach, telephone 416-863-7776 or e-mail john_tkach@scotiacapital.com.

TELUS has given notice today of a partial 30% redemption, on a pro rata basis, on December 31, 2009 of US$583.5 million principal amount of its outstanding US$1.945 billion 8% notes due June 1, 2011. The redemption price will be based on the yield for a U.S. Treasury security with the equivalent maturity plus 30 basis points, as provided in the trust indenture pursuant to which such notes were issued, but in no case will the redemption price be less than par. Note holders will also receive accrued interest to the December 31, 2009 redemption date.

Costs and non-cash write-downs related to the early redemption of the US$ 8% notes due June 1, 2011 are expected to result in increased financing charges which will have an after tax impact on the Corporation in the fourth quarter of 2009 of approximately 21 cents per share, which is not reflected in TELUS' November 6, 2009 guidance update. The US$ 8% notes were swapped at issuance into a Canadian dollar liability with an effective yield of 8.493%.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.6 billion of annual revenue and 11.9 million customer connections including 6.4 million wireless subscribers, 4.1 million wireline network access lines, and 1.2 million Internet subscribers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Nine TELUS Community Boards across Canada lead our local philanthropic initiatives.

Forward Looking Statements

This news release contains forward looking statements. Forward looking statements are not based on historical facts, but rather on current expectations, Company assumptions and projections about future events, including the cost of the 8% 2011 notes redemption and swap termination, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Company assumptions and risk factors are listed from time to time in TELUS' reports, public disclosure documents including Management's discussion and analysis, Annual Information Form, and in other filings with securities regulatory authorities in Canada and the United States.

For more information, please contact:

Robert Mitchell
TELUS Investor Relations
416-279-3219
ir@telus.com

Jim Johannsson
TELUS Media Relations
(780) 493-6197
Jim.johannson@telus.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 2, 2009

TELUS CORPORATION

By:	/s/ Audrey T. Ho
	Name:	Audrey T. Ho
	Title:	Senior Vice President,
Chief General Counsel and Corporate Secretary